Special Meeting of Shareholders

     The Trust held the meetings of shareholders on February 18, 2003, February 27, 2003, and February 28, 2003. At the February 28, 2003 meeting, there were represented by proxy 2,028,398.609 shares (57.354%) of the outstanding shares of the Julius Baer Global Income Fund and 30,061,139.339 shares (50.494%) of the outstanding shares of the Julius Baer International Equity Fund. As of the record date of December 16, 2002 there were 3,536,627.276 outstanding shares of the Julius Baer Global Income Fund and 59,533,934.859 outstanding shares of the Julius Baer International Equity. The matter below was voted upon by the shareholders and passed.

     Proposal I: To consider the approval of a new investment advisory agreement between the Trust, on behalf of the Funds, and Julius Baer Investment Management Inc.


Julius Baer Global Income Fund

              Number of Shares    % of Outstanding Shares      % of Shares Voted
Affirmative      1,813,959.110                    51.291%                89.428%
Against            199,679.499                     5.646%                 9.844%
Abstain             14,760.000                      .417%                  .728%
Total            2,028,398.609                    57.354%                100.00%


Julius Baer International Equity Fund

               Number of Shares    % of Outstanding Shares     % of Shares Voted
Affirmative      21,581,839.850                    36.251%               71.793%
Against           7,199,549.638                    12.094%               23.950%
Abstain           1,279,749.851                     2.149%                4.257%
Total            30,061,139.339                    50.494%               100.00%